Filed by CBOT Holdings, Inc.

Subject Company – CBOT Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-72184

The Board of Directors of the Chicago Board of Trade (CBOT®) at its regular meeting Tuesday, August 17, 2004, took the actions summarized below:

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Unanimously adopted Resolutions necessary to proceed with modifications to the CBOT restructuring proposal. These modifications will be reflected in an amendment to the Registration Statement (Form S-4) of CBOT Holdings, Inc., which is expected to be filed with the SEC shortly. This amendment to the Registration Statement will be available publicly after it is filed with the SEC.

While the CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Approved terms and conditions for CBOT Corn-Based Ethanol futures. Complete details concerning the launch of this new product will be forthcoming.

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Approved a new regulation which will codify and clarify the Floor Conduct Committee’s jurisdiction with respect to decorum enforcement on the TradeTalk (members only) website.

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Approved the following committee appointment:

ACTIVE PROFESSIONAL TRADERS COMMITTEE

Add: Duncan Valentine (Mako Fixed Income Partnership L.L.P.)